Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to the Registration Statement (Form S-3 No. 333-185110) and related Prospectus of BGC Partners, Inc. for the registration of 20,000,000 shares of its Class A Common Stock and to the incorporation by reference therein of our reports dated March 14, 2012, except for Note 3, Note 14, and Note 20, as to which the date is August 8, 2012, with respect to the consolidated financial statements and schedule of BGC Partners, Inc. and the effectiveness of internal control over financial reporting of BGC Partners, Inc. for the year ended December 31, 2011 included in its Current Report (Form 8-K) filed with the Securities and Exchange Commission on August 8, 2012.

/s/ Ernst & Young LLP

New York, New York

December 3, 2012